UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2008

Commission File Number: 000-30134

CDC Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Other Events.

Cancellation and Re-grant of Certain CEO Equity Incentives and Other Non-Cash Compensation

On November 19, 2008, Hong Kong time and prior to the opening of the NASDAQ Market in the U.S., the Board of Directors (the “Board”) of CDC Corporation (the “Company”) met (the “November 19, 2008 Meeting”), and upon the recommendation of the Compensation Committee of the Board (the “Compensation Committee”), approved certain matters relating to the compensation payable by the Company to its Chief Executive Officer, Mr. Peter Yip directly and under the terms of an Executive Services (CEO) Agreement (the “CEO Services Agreement”) dated as of April 2006 among Mr. Yip, CDC Corporation Limited and Asia Pacific Online Limited, a corporation affiliated with Mr. Yip (“APOL”), as follows:

(i) Mr. Yip, and/or APOL could elect to cancel an aggregate of 5,934,999 options to purchase shares of the Company’s common stock (“Options”) having a weighted average exercise price of $2.68 per share held by Mr. Yip or APOL and receive, in exchange for such cancellations, new Options issued under the Company’s 1999 Stock Option Plan (the “1999 Plan”) to replace cancelled Options; and

(ii) Mr. Yip will receive Company-paid non-key man life insurance and/or Mr. Yip and certain additional members of his family will receive Company-paid health insurance benefits, in amounts and on such terms as may be approved by the Compensation Committee.

On November 26, 2008, Mr. Yip and APOL agreed to cancel all of such prior Options and, as a result, were granted an aggregate of 5,934,999 Options (the “New Re-grant Awards”) at an exercise price of $0.87 per share, the closing price of the Company’s common stock on the NASDAQ Market on November 26, 2008 (the “Grant Date”). New Re-grant Awards in the amount of: (a) 3,535,000 Options will vest in equal quarterly installments over a period of three (3) years from the Grant Date; and (b) 2,399,999 Options will vest subject to the achievement of certain specified performance milestones and in accordance with the CEO Services Agreement. The New-Re-grant Awards have an expiration date that is seven (7) years from the Grant Date and have been granted under, and are subject to, the 1999 Plan.

Change in Compensation Committee

At the November 19, 2008 Meeting, the Board also accepted the resignation of Mr. Simon Wong from the Compensation Committee of the Board. Mr. John Clough replaced Mr. Wong as a member of the Compensation Committee. In addition, Dr. Raymond Ch’ien was elected to serve as a member of the Compensation Committee effective as of the close of the November 19, 2008 Meeting. Mr. Fred Wang remains a member and Chairman of the Compensation Committee.

Mr. Wong’s resignation from the Compensation Committee was not the result of any disagreements with the Compensation Committee, the Board or the Company regarding financial or accounting matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: December 4, 2008	By:	/s/ Timothy F. Coen
	Name: Title:	Timothy F. Coen Senior Vice President and General Counsel